# Earnings Presentation

Q3 2024

d·local



**Pedro Arnt**
Chief Executive Officer



**Mark Ortiz**
Chief Financial Officer



**Maria Oldham**
SVP of Corporate Development, Strategy and Investor Relations

# Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit, Adjusted EBITDA and Adjusted EBITDA over gross profit margin. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA over gross profit, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.


Mexico City



# Unlocking the power of Emerging Markets

Cape Town, South Africa

# 3Q24 key highlights

## Growth

**TPV:** +41% YoY and +8% QoQ growth, driven by strong performance across diverse verticals, countries and products, notably:

- Cross-border: reached the **$3B quarterly mark** in flows for the 1st time
- Sustained **growth of remittance vertical** as exemplified by >80% YoY TPV growth and new partnership with MoneyGram
- Increase in share of wallet (SoW) with **major Asian commerce player**

## Profitability

**Gross profit:** record level of $78M in the quarter

**Net take rate:** stable at ≈1.2% since 1Q24

**Adjusted EBITDA of $52M representing margin over gross profit:** 67% in 3Q24

- **+6 p.p. of operational leverage QoQ**, while continuing investing in tech and ops for future growth

## Tech & other developments

Continuous **transaction performance improvement** with Smart Requests Strategy, leading to increase in conversion rate

- Advanced method for real-time cost calculation to **optimize processing costs**

Integration with **Nupay** as a payment method in Brazil

Launch of stand alone **Payment Orchestration option**: allows merchants to retain our orchestration layer, while obtaining their own licences

# Continuously strong TPV growth, record-high gross profit and enhanced operational leverage, while investing in tech for future growth

**Total Payment Volume**

**$6.5B**

▲ **+41%** YoY | ▲ **+8%** QoQ


$4.6
$6.0
$6.5
3Q23
2Q24
3Q24

**Revenue**

**$186M**

▲ **+13%** YoY | ▲ **+8%** QoQ


$164
$171
$186
3Q23
2Q24
3Q24

**Gross Profit**

**$78M**

▲ **+5%** YoY | ▲ **+12%** QoQ


$75
$70
$78
3Q23
2Q24
3Q24

**Adjusted EBITDA[1]**

**$52M**

▼ **-6%** YoY | ▲ **+23%** QoQ


$56
$43
$52
3Q23
2Q24
3Q24

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted EBITDA is treated by dLocal as an IFRS measure based on the manner in which dLocal utilizes this measure. See detailed methodology for Adjusted EBITDA in appendix. Unaudited quarterly results.

# TPV growth across a well-diversified vertical base

Remittances and financial services increasing by over 80% YoY; continuous growth from SaaS, on-demand delivery, advertising, commerce and ride-hailing


$4.6B
$6.0B
$6.5B
3Q23
2Q24
3Q24

| | |
|---|---|
| Other[2] | 16% |
| Travel | 7% |
| Remittances | 82% |
| Streaming | 16% |
| Advertising | 17% |
| SaaS | 65% |
| On-demand Delivery | 43% |
| Ride Hailing | 37% |
| Financial services[1] | 80% |
| Commerce | 38% |

TPV growth by vertical YoY

*Note: [1] In 3Q 2024, financial services include wallets (0.5% of total TPV) and crypto (0.02% of total TPV). Since Q1 2024 remittances have been excluded from financial services and reported as a separate vertical in all periods.*
*[2]Other includes e-learning, gaming and other.*

## LatAm: QoQ growth driven by Argentina and Other LatAm. YoY comparison supported by the growth in Mexico and Other LatAm.


Latin America Revenue
($M)
+5% QoQ
+7% YoY
136
139
145
3Q23
2Q24
3Q24
% share of total revenue
83%
81%
78%

## Africa & Asia: QoQ increase was driven by volume growth in Egypt and Other Africa and Asia. YoY growth was supported by continued growth in Egypt and South Africa.


Africa & Asia Revenue
($M)
+25% QoQ
+45% YoY
28
33
41
3Q23
2Q24
3Q24
% share of total revenue
17%
19%
22%

LatAm: QoQ increase driven primarily by Mexico and Other LatAm. YoY comparison remains impacted by FX devaluation in Argentina, and repricing and lower SoW with a top merchant in Brazil.


Latin America Gross Profit
($M)
+4% QoQ
-6% YoY
59
54
56
3Q23
2Q24
3Q24
% share of total gross profit
80%
77%
71%

Africa & Asia: QoQ and YoY increase was mostly driven by volume growth in Egypt and South Africa.


Africa & Asia Gross Profit
($M)
+39% QoQ
+49% YoY
15
16
23
3Q23
2Q24
3Q24
% share of total gross profit
20%
23%
29%

# Consistently increasing diversification and delivering improved resilience; record gross profit despite quarterly volatility in some markets, given the strength in others

| | Gross profit QoQ | |
|---|---|---|
| Brazil | ▼ -20%<br>15m \| -3.9m vs. LQ | • Loss in share of wallet in credit cards with a top commerce merchant |
| México | ▲ +45%<br>13m \| +4.0m vs. LQ | • Positive across the board, highlighted by commerce and financial services verticals |
| Chile | ▼ -1%<br>8m \| -0.1m vs. LQ | • Negatively impacted by volatility costs, revenue and TPV both growing >5% QoQ |
| Argentina | ▼ -12%<br>7m \| -0.9m vs. LQ | • Positive in multiple verticals (TPV >30% QoQ), offset by one off expatriation costs in July |
| Egypt | ▲ +26%<br>12m \| +2.5m vs. LQ | • GP driven by strong TPV growth mainly in advertising, streaming and financial services |
| Nigeria | ▼ -11%<br>2m \| -0.2m vs. LQ | • TPV up only single digits QoQ<br>• Q2 positively affected by temporary gains, as explained in Q2 2024 |
| Other Latam | ▲ +31%<br>13m \| +3.0m vs. LQ | • Very positive performance in Colombia and Peru<br>• Strength in cross border in remaining markets with higher take rates |
| Other Asia & Africa | ▲ +87%<br>8m \| +3.9m vs. LQ | • Solid TPV ramp-up of our commerce vertical in South Africa |

# Building the global team to meet our long-term growth ambitions

Focus on strategic growth areas: Technology & Product and Operations.

**1,024** ▲ **+157 FTEs or 18%** Employee Growth YoY

| FTE evolution (#): | AFRICA & ASIA | AMERICAS |
|---|---|---|
| | **279** | **745** |
| | ▲ **+25%** YoY | ▲ **+16%** YoY |

Note: FTE includes employees and contractors. Technology & Product includes developers operating in functions across the company.

## FTE by function (%):


Technology & Product
41%
Corporate central functions
18%
Sales & Marketing
17%
Operations
24%

# Financial highlights

# Sustained growth across both Cross-border and Local-to-local flows; Cross-border performance QoQ accelerating each of last 3Qs

**Cross-border[1] TPV evolution ($B)**


+12% QoQ
+35% YoY
2.3
2.2
2.4
2.7
3.0
3Q23
4Q23
1Q24
2Q24
3Q24
49%
44%
46%
45%
47%
% share

**Local-to-Local[2] TPV evolution ($B)**


+4% QoQ
+47% YoY
2.4
2.9
2.9
3.3
3.5
3Q23
4Q23
1Q24
2Q24
3Q24
51%
56%
54%
55%
53%
% share

Note: [1]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [2]"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

# YoY growth remains strong. Both business lines delivering high single digit sequential growth

## Pay-ins[1] TPV evolution ($B)


+8% QoQ
+35% YoY
3.4
3.7
3.7
4.3
4.6
3Q23
4Q23
1Q24
2Q24
3Q24
74%
72%
69%
71%
71%
% share

## Pay-outs[2] TPV evolution ($B)


+7% QoQ
+58% YoY
1.2
1.4
1.7
1.8
1.9
3Q23
4Q23
1Q24
2Q24
3Q24
26%
28%
31%
29%
29%
% share

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [2]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

# Record gross profit with consistent QoQ compounding over multiple quarters


Revenue evolution ($M)
+8% QoQ
+13% YoY
164
188
184
171
186
3Q23
4Q23
1Q24
2Q24
3Q24


Gross profit evolution ($M)
+12% QoQ
+5% YoY
75
70
63
70
78
3Q23
4Q23
1Q24
2Q24
3Q24

# Second quarter of sequential improvement in gross profit margin and flat net take rate, driven by differentiated value proposition, continuous pursuit of cost efficiencies, and the real value in solving complexities across EM

## Gross Profit margin (%) QoQ bridge


40.8%
0.0%
0.3%
0.3%
0.7%
0.0%
42.1%
QoQ change in product mix was not significant
Increase in cross-border volumes, mainly driven by commerce, ride hailing and financial services
Primarily driven by increased share in Egypt and Other LatAm (mainly Colombia)
Change in payment mix in Mexico and cost optimization in South Africa
2Q24
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
Top merchant renegotiation
3Q24

## Gross Profit over TPV (%) QoQ bridge


1.2%
0.00%
0.02%
0.05%
-0.02%
0.00%
1.2%
QoQ change in product mix was not significant
Increase in cross-border volumes, mainly driven by commerce, ride hailing and financial services
Primarily driven by increased share in Egypt, Argentina and Other LatAm (Colombia)
Cost optimization in South Africa offset by higher expatriation costs in Argentina
2Q24
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
Top merchant renegotiation
3Q24

# Operating leverage improvement for the second consecutive quarter, driven primarily by reignited growth and cost management

## Adjusted EBITDA[1] evolution ($M)


+23% QoQ
-6% YoY
56
49
37
43
52
3Q23
4Q23
1Q24
2Q24
3Q24

| | 3Q23 | 4Q23 | 1Q24 | 2Q24 | 3Q24 |
|---|---|---|---|---|---|
| Adj. EBITDA / Revenue | 33.9% | 26.2% | 19.9% | 24.9% | 28.2% |
| Adj. EBITDA / Gross Profit | 74.6% | 70.6% | 58.4% | 61.1% | 67.0% |

## Operating Profit evolution ($M)


+36% QoQ
-20% YoY
52
41
27
30
41
3Q23
4Q23
1Q24
2Q24
3Q24

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

# Adjusted EBITDA over gross profit margin increasing +6 p.p. QoQ, driven by higher gross profit and balance between long-term profitability and efficient resource allocation


Adjusted EBITDA[1] over Gross Profit margin QoQ bridge (%)
61.1%
2.7%
1.4%
1.0%
0.7%
0.3%
0.2%
0.0%
-0.4%
67.0%
Adjusted EBITDA / GP 2Q24
Third party services
Salaries and wages[2]
Software licenses
Marketing expenses
Technology infrastructure
Office, travel and other expenses
Amort. of intangible assets
Product development and technology expenses (excluding S&W)
Adjusted EBITDA / GP 3Q24

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. [2] Salaries and wages (S&W) exclude share-based payment non-cash charges as it is excluded from the Adjusted EBITDA calculation. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

# Solid net income; QoQ growth impacted mainly by 2Q24 non-cash mark to market gains from Argentine Bonds

## Net income evolution ($M)


-42% QoQ
-34% YoY
40
28
18
46
27
3Q23
4Q23
1Q24
2Q24
3Q24
Diluted EPS[1]
0.13
0.10
0.06
0.15
0.09

## Net income bridge QoQ ($M)


46.2
9.7
7.8
1.0
0.6
-0.3
-38.1
26.8
Net income 2Q24
Adjusted EBITDA
Income tax
Others and Other operating loss[2]
Share-based compensation
D&A
Net financial results[3]
Net income 3Q24

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2] Others include Impairment loss / gain and Inflation adjustment. Other operating loss refers to the write-off of certain amounts related to merchants/processors off-boarded by dLocal. In Q2 2024, this line amounted to $1.6 million, while in Q3 2024 it was $0.6 million. [3]In Q2 2024, the Finance income and costs, net line was impacted by the non-cash mark to market effect related to Argentine bonds investments in the amount of US$22.8 million.

# Strong earnings, despite technical accounting effects

## 3Q24 net income bridge ($M)


41
7
-4
-0.04
-2
42
-13
-2
27
Operating Profit
Finance Income
Finance expense related to derivative financial instruments¹
Interest charges for lease liabilities¹
Income tax expense
Net income prior to Other finance expense and Inflation adjustment
Other finance expense²
Inflation adjustment
Net income
Mainly losses from the re-measurement of primarily intercompany assets and liabilities held in currencies other than the functional currency of the group's entities. Example: Argentine subsidiary holds $30M USD liability with the Maltese entity at end of Q3. Maltese entity has the $30M USD asset against the Argentina sub. As AR$ devalues, Argentine subsidiary generates a FX loss, whereas the Maltese entity has no FX gain, since its functional currency is USD.
Monetary gain or loss in Argentina, which is calculated by comparing the change in purchasing power of net monetary items over the period. This gain or loss is recorded on the income statement.
Technical accounting effect

Note: [1]As disclosed on on Note 11 - Other Results of our Financial Statements as of September 30, 2024. [2]Other finance expense, as disclosed on Note 11 - Other Results of our Financial Statements as of September 30, 2024, includes net effects of foreign exchange results in subsidiaries and in an intra-group loan denominated in US Dollars between subsidiaries located in Argentina and Malta, the fair value adjustments of other financial assets measured at FVTP and borrowing costs, of which around 95% refers to the net effects of foreign exchange results in subsidiaries and in an intra-group loan denominated in US Dollars between subsidiaries located in Argentina and Malta.

# FCF Own Funds $26M: Q3 cash conversion of ≈100% of net income

## Cash flow bridge ($M)


19
11
-4
0
26
FCF Own Funds¹ 2Q24
Net cash from operating activities
Changes in Working Capital (Merchant funds effect)
Capex
FCF Own Funds¹ 3Q24

## Cash flow evolution by quarter

| In millions of US$ | 1Q24 | 2Q24 | 3Q24 |
|---|---|---|---|
| Net cash from operating activities | 40 | 29 | 40 |
| Merchant funds effect | (21) | (5) | (8) |
| Capex | (6) | (5) | (5) |
| **Free Cash Flow Own Funds[1]** | **13** | **19** | **26** |

Note: [1] Free Cash Flow Own Funds is calculated as Net cash from operating activities, adjusted for merchant funds effect (which includes Trade and other receivables, Trade and other payables, and Other tax liabilities related to the merchants), less Acquisition of Property, plant and equipment and Additions of Intangible assets.

Gracias | Thank you | תודה| | 谢谢

| شكرا | Obrigado | ありがとう

d·local

# Investment Highlights

We power a market leading **massive and expanding emerging markets ecosystem** accepting more than **900 local payment methods** across **40+ countries**

We are **directly integrated** with some of the world's largest online merchants, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

Our business model is **diversified across industries, clients and geographies**

We are **growing rapidly and profitably at scale with strong cash generation**



# Appendix

# TPV

## TPV breakdown by type of product[1]

| In millions of US$ | 3Q23 | 4Q23 | 1Q24 | 2Q24 | 3Q24 |
|---|---|---|---|---|---|
| Pay-ins | 3,429 | 3,701 | 3,657 | 4,273 | 4,632 |
| *As % of total* | *74%* | *72%* | *69%* | *71%* | *71%* |
| Pay-outs | 1,189 | 1,410 | 1,653 | 1,763 | 1,884 |
| *As % of total* | *26%* | *28%* | *31%* | *29%* | *29%* |
| **Total TPV** | **4,618** | **5,111** | **5,310** | **6,035** | **6,516** |

## TPV breakdown by type of flow[2]

| In millions of US$ | 3Q23 | 4Q23 | 1Q24 | 2Q24 | 3Q24 |
|---|---|---|---|---|---|
| Cross-border | 2,256 | 2,235 | 2,426 | 2,701 | 3,035 |
| *As % of total* | *49%* | *44%* | *46%* | *45%* | 47% |
| Local to Local | 2,362 | 2,876 | 2,884 | 3,334 | 3,480 |
| *As % of total* | *51%* | *56%* | *54%* | *55%* | 53% |
| **Total TPV** | **4,618** | **5,111** | **5,310** | **6,035** | **6,516** |

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.
[2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

# Revenue

## Revenue breakdown by geography

| In millions of US$ | 3Q23 | 4Q23 | 1Q24 | 2Q24 | 3Q24 |
|---|---|---|---|---|---|
| Brazil | 44.7 | 50.2 | 43.1 | 42.3 | 32.9 |
| Argentina | 23.9 | 10.5 | 13.8 | 20.5 | 26.0 |
| Mexico | 30.2 | 35.6 | 34.0 | 35.8 | 38.9 |
| Chile | 12.4 | 14.9 | 12.4 | 12.3 | 13.0 |
| Other LatAm | 24.8 | 20.3 | 22.1 | 27.8 | 34.3 |
| **Latin America** | **136.0** | **131.5** | **125.4** | **138.7** | **145.2** |
| Nigeria | 8.3 | 28.4 | 7.2 | 1.1 | 2.1 |
| Egypt | 10.1 | 18.4 | 39.0 | 15.0 | 18.6 |
| Other Africa & Asia | 9.4 | 9.7 | 12.8 | 16.5 | 19.9 |
| **Africa & Asia** | **27.9** | **56.5** | **59.0** | **32.6** | **40.6** |
| **Total Revenue** | **163.9** | **188.0** | **184.4** | **171.3** | **185.8** |

Note: Unaudited quarterly results

# Gross profit

## Gross profit breakdown by geography

| In millions of US$ | 3Q23 | 4Q23 | 1Q24 | 2Q24 | 3Q24 |
|---|---|---|---|---|---|
| Brazil | 22.7 | 25.5 | 17.9 | 19.2 | 15.4 |
| Argentina | 13.1 | 4.0 | 5.2 | 7.6 | 6.7 |
| Mexico | 7.9 | 9.3 | 9.9 | 8.8 | 12.8 |
| Chile | 6.9 | 9.1 | 7.5 | 8.3 | 8.2 |
| Other LatAm | 8.9 | 7.0 | 8.1 | 9.6 | 12.5 |
| **Latin America** | **59.4** | **54.7** | **48.6** | **53.5** | **55.6** |
| Nigeria | 1.7 | 1.5 | 0.5 | 2.0 | 1.7 |
| Egypt | 9.6 | 9.6 | 10.3 | 9.8 | 12.3 |
| Other Africa & Asia | 3.7 | 3.9 | 3.6 | 4.5 | 8.5 |
| **Africa & Asia** | **15.1** | **15.0** | **14.4** | **16.3** | **22.6** |
| **Total Gross Profit** | **74.5** | **69.7** | **63.0** | **69.8** | **78.2** |

Note: Unaudited quarterly results

# Revenue

## Top 10 merchant revenue[1] ($M) and concentration (%)


99
128
120
107
115
3Q23
4Q23
1Q24
2Q24
3Q24
% Share of total revenue
60%
68%
65%
62%
62%

## Revenue composition ($M)

**110%**
NRR[2]


164
16
6
186
3Q23 total revenue
Existing Merchants
New Merchants
3Q24 total revenue

Note: [1]Top 10 merchants may vary from period to period. [2]"NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.
Unaudited quarterly results.

d·

# Adjusted EBITDA

## Adjusted EBITDA bridge ($M)


41.1
4.4
6.2
0.6
0.0
52.4
3Q24 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Other operating loss
Impairment Gain/Losses on Financial Assets
3Q24 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results. See detailed methodology for Adjusted EBITDA in slide 30.

# Adjusted EBITDA

## Reconciliation of Profit to Adjusted EBITDA

| $ in thousands | 3Q23 | 2Q24 | 3Q24 |
|---|---|---|---|
| **Profit for the period** | **40,364** | **46,239** | **26,811** |
| Income tax expense | 8,897 | 10,060 | 2,286 |
| Depreciation and amortization | 3,237 | 4,089 | 4,438 |
| Finance income and costs, net[1] | (1,548) | (28,045) | 10,085 |
| Share-based payment non-cash charges | 3,322 | 6,776 | 6,204 |
| Other operating loss[2] | - | 1,553 | 578 |
| Impairment loss / (gain) on financial assets | (2,508) | 76 | 8 |
| Inflation adjustment | 3,817 | 1,941 | 1,954 |
| **Adjusted EBITDA** | **55,581** | **42,689** | **52,364** |

Note: Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, transaction expenses and inflation adjustment.

1 In Q2 2024, the Finance income and costs, net line was impacted by the non-cash mark to market effect related to Argentine bonds investments in the amount of US$22.8 million. 2 In Q2 and Q3 2024, the company wrote-off certain amounts related to merchants/processors off-boarded by dLocal.

Unaudited quarterly results.

# Adjusted Net Income

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 30). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

Unaudited quarterly results.

## Reconciliation of Profit to Adjusted Net Income

| $ in thousands | 3Q23 | 2Q24 | 3Q24 |
|---|---|---|---|
| **Net income as reported** | **40,364** | **46,239** | **26,811** |
| Inflation adjustment | 3,817 | 1,941 | 1,954 |
| Loan - exchange difference | 27,351 | 5,831 | 7,710 |
| Argentina Treasury Notes Hedging Costs | - | - | 4,272 |
| Fair value (loss) / gains of financial assets at FVTPL | (24,232) | (22,774) | 95 |
| Impairment loss / (gain) on financial assets | (2,508) | 76 | 8 |
| Share-based payment non-cash charges | 3,322 | 6,776 | 6,204 |
| Other operating (gain)/loss | - | 1,553 | 578 |
| Tax effect on adjustments | 1,092 | 5,998 | (4,227) |
| **Adjusted net income** | **49,206** | **45,640** | **43,405** |

# Consolidated cash

## Consolidated cash reconciliation ($M)


Merchants funds
Own funds
532
345
186
$66M of Merchant funds to be transferred to Own Funds
29
-7
-9
-5
-19
17
3
20
561
353
208
$65M of merchant funds to be transferred to Own Funds
Consolidated cash (2Q24 EoP)
Net income before taxes
Income tax paid
Changes in Working Capital
Capex¹
Share repurchase
Financial Liabilities²
Other Investing and Financing Activities
Non-monetary adjustments and FX changes³
Consolidated cash (3Q24 EoP)

Note: [1] Capex includes Acquisition of Property, plant and equipment and Additions of Intangible assets. [2] Financial liabilities breakdown is available in the Unaudited Consolidated Condensed Interim Financial Statements as of September 30, 2024 – Note 23. [3] Non-monetary adjustments as shown in the Cash Flows of the Unaudited Consolidated Condensed Interim Financial Statements as of September 30, 2024. FX changes considers the Effects of exchange rate changes and inflation on cash and cash equivalents.

# Robust global network of trusted financial partners

In Q3 2024, we expatriated **84%** of the Pay-ins Cross-border TPV through **banks (global, continental or national partner banks)**

**3Q24 Cross-border volumes by partner mix:**


0.2%
7%
4%
5%
84%
GSIBs, Pan Latam and National banks
Licensed brokers
Payment processors
Netting
Alternative assets

d·local

IR Contact:
investor@dlocal.com